United States securities and exchange commission logo





                          May 1, 2023

       Mark Walker
       Chairman and Chief Executive Officer
       Direct Digital Holdings, Inc.
       1177 West Loop South, Suite 1310
       Houston, TX 77207

                                                        Re: Direct Digital
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 21,
2023
                                                            File No. 333-271382

       Dear Mark Walker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Rakesh Gopalan, Esq.